1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	October 8, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC September 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. – Oct. 8, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for September 2021: On a consolidated basis, revenue for September 2021 was approximately NT$152.69 billion, an increase of 11.1 percent from August 2021 and an increase of 19.7 percent from September 2020. Revenue for January through September 2021 totaled NT$1,149.23 billion, an increase of 17.5 percent compared to the same period in 2020.

TSMC September Revenue Report (Consolidated):

(Unit:NT$ million)
Period	September 2021	August 2021	M-o-M Increase (Decrease) %	September 2020	Y-o-Y Increase (Decrease) %	January to September 2021	January to September 2020	Y-o-Y Increase (Decrease) %
Net Revenue	152,685	137,427	11.1	127,585	19.7	1,149,226	977,722	17.5

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	Sept.	Net Revenue	152,685,418	127,584,492
	Jan. ~ Sept.	Net Revenue	1,149,225,731	977,721,754

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		68,696,365	24,144,960
	TSMC Global**		757,895,518	24,241,680
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		497,946,450	2,318,655
	TSMC**			181,116,000
	TSMC***			903,351
	TSMC Japan Ltd.****		341,659	329,868

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	126,403,873
	Mark to Market Profit/Loss	(1,384,161)
	Unrealized Profit/Loss	(3,415,689)
Expired Contracts	Notional Amount	628,305,025
	Realized Profit/Loss	(2,705,195)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	31,291,443
	Mark to Market Profit/Loss	13,358
	Unrealized Profit/Loss	(74,440)
Expired Contracts	Notional Amount	230,993,734
	Realized Profit/Loss	813,451
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	16,394,808
	Mark to Market Profit/Loss	3,386
	Unrealized Profit/Loss	(34,446)
Expired Contracts	Notional Amount	138,165,038
	Realized Profit/Loss	439,052
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(22,431)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,374,013
	Mark to Market Profit/Loss	37,769
	Unrealized Profit/Loss	38,959
Expired Contracts	Notional Amount	14,675,969
	Realized Profit/Loss	101,616
Equity price linked product (Y/N)		N